AB Bond Fund - All Market Real Return Portfolio
			Exhibit 77D
811-02383
			Exhibit 77Q1

Effective September 1, 2016, the Portfolio has adopted a change to its investment strategy to include investments in equity securities of companies that the Adviser believes have the ability to pass along increasing costs to consumers and maintain or grow margins in rising inflation environments.

Following the change, under normal circumstances, the Fund expects to invest its assets principally in the following instruments that, in the judgment of the Adviser, are affected directly or indirectly by the level and change in rate of inflation: inflation-indexed fixed-income securities, such as Treasury Inflation-Protected Securities TIPS and similar bonds issued by governments outside of the United States; commodities; commodity-related equity securities; real estate equity securities; inflation sensitive equity securities, which the Fund defines as equity securities of companies that the Adviser believes have the ability to pass along increasing costs to consumers and maintain or grow margins in rising inflation environments, including equity securities of utilities and infrastructure-related companies inflation sensitive equities; securities and derivatives linked to the price of other assets such as commodities, stock indices and real estate; and currencies.

The Fund anticipates that its targeted investment mix, other than its investments in inflation-indexed fixed- income securities, will focus on commodity-related equity securities, commodities and commodity derivatives, real estate equity securities and inflation sensitive equities to provide a balance between expected return and inflation protection. The Fund may vary its investment allocations among these asset classes, at times significantly.

Following the change, the Funds investments in real estate equity securities will include primarily real estate investment trusts REITs and other real estate-related securities.






ablegal -  3202033 v1